UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

November 20, 2018
Date of Report (Date of earliest event reported)

FCB FINANCIAL HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-36586	27-0775699
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification Number)

2500 Weston Road, Suite 300
Weston, Florida 33331
(Address of principal executive offices)

(954) 984-3313
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐          Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐          Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐          Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

 Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01          Other Events.

This Current Report on Form 8-K discloses certain additional information relating to the proposed acquisition of FCB Financial Holdings, Inc. (the “Company”) by Synovus Financial Corp. (“Synovus”).  Subject to the terms and conditions of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 23, 2018, by and among the Company, Synovus and Azalea Merger Sub Corp., a direct, wholly owned subsidiary of Synovus (“Merger Sub”), Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving entity, immediately after which the Company will merge with and into Synovus, with Synovus continuing as the surviving entity.

As previously disclosed, in connection with the Merger Agreement and the transactions contemplated thereby, two putative class action lawsuits were filed on behalf of Company stockholders in the United States District Court for the Southern District of Florida and the United States District Court for the District of Delaware, respectively.  The lawsuits are captioned Stephen Bushansky v. FCB Financial Holdings, Inc. et al., Case 1:18-cv-62399-BB (filed October 9, 2018) and Paul Parshall v. FCB Financial Holdings, Inc. et al., Case 1:18-cv-01570-LPS (filed October 11, 2018).  In general, the complaints assert claims against the Company and the Company’s board of directors, alleging, among other things, that the defendants failed to make adequate disclosures in the joint proxy statement/prospectus relating to the Merger (in its definitive form, the “Proxy Statement”) forming a part of the Form S-4 Registration Statement filed by Synovus in connection with the Merger. The Company believes that the allegations in the complaints are without merit.

While the Company believes that the disclosures set forth in the Proxy Statement comply fully with applicable law, to moot plaintiffs’ disclosure claims, to avoid nuisance, potential expense and delay and to provide additional information to the Company’s stockholders, the Company has determined to voluntarily supplement the Proxy Statement with the below disclosures.  Nothing in the below supplemental disclosure shall be deemed an admission of the legal necessity or materiality under applicable law of any of the disclosure set forth herein or in the Proxy Statement.  To the contrary, the Company denies all allegations in the litigations that any additional disclosure was or is required.

SUPPLEMENTAL DISCLOSURES

The following information supplements the Proxy Statement, and should be read in conjunction with the Proxy Statement, which should be read in its entirety, including the annexes thereto.  All page references in the information below are to pages in the Proxy Statement, and terms used below have the meanings set forth in the Proxy Statement.

The following disclosure replaces the fifth paragraph of the section captioned “Background” starting on page 50 of the Proxy Statement.

“Between March 29, 2018 and April 16, 2018, FCB entered into confidentiality agreements with each of these eight larger regional banks, including with Synovus on April 9, 2018.  Six of the seven confidentiality agreements entered into with the parties other than Synovus contained “standstill” provisions with a term of 12 months.  Each standstill provision that remains in effect prohibits the counterparty from asking for a waiver of the standstill restrictions.  FCB granted to each of such parties access to an electronic data room containing certain business, financial, legal and other information of FCB.”

The following disclosure is added after the third sentence of the first paragraph of the subsection captioned “FCB Net Present Value Analysis” starting on page 76 of the Proxy Statement.

“The range of discount rates of 9.0% to 14.0% used in the analysis was selected taking into account a capital asset pricing model implied cost of equity calculation.”

The following disclosure is added after the third sentence of the first paragraph of the subsection captioned “Synovus Net Present Value Analysis” starting on page 77 of the Proxy Statement.

“The range of discount rates of 8.0% to 13.0% used in the analysis was selected taking into account a capital asset pricing model implied cost of equity calculation.”

The following disclosure replaces the last two sentences of the first paragraph of the subsection captioned “Pro Forma Merger Analysis” starting on page 78 of the Proxy Statement.

“The analysis indicated that, in a scenario where holders of FCB options and warrants receive shares of Synovus common stock in the merger, the merger could be accretive to Synovus’ estimated earnings per share (excluding one-time transaction costs and expenses) in the years ending December 31, 2019, December 31, 2020 and December 31, 2021 by approximately 2.3%, 6.3% and 8.1%, respectively, dilutive to Synovus’ estimated tangible book value per share at close by approximately 4.7% and at December 31, 2019 and December 31, 2020 by approximately 2.6% and 0.6%, respectively, and accretive to Synovus’ estimated tangible book value per share at December 31, 2021 by approximately 1.9%. The analysis indicated that, in a scenario where holders of FCB options and warrants are rolled into Synovus options and warrants in the merger, the merger could be accretive to Synovus’ estimated earnings per share (excluding one-time transaction costs and expenses) in the years ending December 31, 2019,  December 31, 2020 and December 31, 2021 by approximately 2.3%, 6.4% and 8.2%, respectively, dilutive to Synovus’ estimated tangible book value per share at close by approximately 3.4% and at December 31, 2019 by approximately 1.1%, and accretive to Synovus’ estimated tangible book value per share at December 31, 2020 and December 31, 2021 by approximately 0.9% and 3.6%, respectively.”

Important Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction between Synovus and FCB.  In connection with the proposed merger, Synovus filed with the SEC a Registration Statement on Form S-4 that includes the Joint Proxy Statement of Synovus and FCB and a Prospectus of Synovus, as well as other relevant documents regarding the proposed transaction.  A definitive Joint Proxy Statement/Prospectus was first mailed to Synovus shareholders and FCB stockholders on or about October 29, 2018.  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.  INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about Synovus and FCB, may be obtained at the SEC’s Internet site (http://www.sec.gov).  You are also able to obtain these documents, free of charge, from Synovus at http://investor.synovus.com/Docs or from FCB at FloridaCommunityBank.com.  Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Synovus Investor Relations at Investor Relations, Synovus Financial Corp., 1111 Bay Avenue, Suite 500, P.O. Box 120, Columbus, GA 31901, by calling (888) SYNOVUS, or by sending an e-mail to steveadams@synovus.com or to FCB Investor Relations at Investor Relations, FCB Financial Holdings, Inc., 2500 Weston Road, Suite 300, Weston, Florida 33331, by calling (305) 668-5420, or by sending an e-mail to IR@fcb1923.com.

Synovus and FCB and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Synovus shareholders and FCB stockholders in respect of the transaction described in the Joint Proxy Statement/Prospectus.  Information regarding Synovus’ directors and executive officers is contained in Synovus’ Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 16, 2018, which are filed with the SEC.  Information regarding FCB’s directors and executive officers is contained in FCB’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated April 4, 2018, which are filed with the SEC.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger.  Free copies of this document may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Synovus’ and FCB’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in Synovus’ and FCB’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate any definitive merger agreement between Synovus and FCB; the outcome of any legal proceedings that may be instituted against Synovus or FCB; the ability to obtain regulatory approvals and meet other closing conditions to the merger, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated and the risk that approval by Synovus shareholders and FCB stockholders is not obtained; delay in closing the merger; difficulties and delays in integrating the FCB business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of Synovus’ products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FCB Financial Holdings, Inc.

November 20, 2018	By:	/s/ Jack Partagas
Name: Jack Partagas
Title: Chief Financial Officer